May 1, 2025

A. Stone Douglass
Chief Executive Officer
Hypha Labs, Inc.
5940 S. Rainbow Boulevard
Las Vegas, NV 89118

       Re: Hypha Labs, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed April 21, 2025
           File No. 024-12579
Dear A. Stone Douglass:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2025, letter.

Amendment No. 1 to Offering Statement on Form 1-A filed April 21, 2025
Cover Page

1.     We note your revisions in the footnotes in response to prior comment 2.
Please
       include in the table itself all of the securities offered by the company, including the bonus shares and the shares of common stock issuable upon conversion of the Series
       D Preferred Stock and upon exercise of the warrants.
2. We note your disclosure in footnote 6 that Mr. Douglass currently has the right to vote a majority of the voting power of your outstanding capital stock and will continue to do so following this offering. Please revise to disclose the percentage voting control of
       Mr. Douglass. Additionally, we note that the superscript for footnote 6 is not included in the table or elsewhere on the cover page. Please revise accordingly. May 1, 2025
Page 2

Plan of Distribution, page 32

3. We note your revisions in response to prior comment 4 for the equity volume perks and the non-equity perks. Please explain whether each perk changes the value of the offered securities.
       Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Sarah Hewitt, Esq.